UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 6, 2019

GTx, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-50549	62-1715807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Toyota Plaza 7th Floor Memphis, Tennessee	38103
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (901) 523-9700

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 6, 2019, GTx, Inc. (“GTx”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Oncternal Therapeutics, Inc., a Delaware corporation (“Oncternal”), and Grizzly Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of GTx (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by GTx’s stockholders and Oncternal’s stockholders, Merger Sub will be merged with and into Oncternal (the “Merger”), with Oncternal surviving the Merger as a wholly-owned subsidiary of GTx. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (i) each share of Oncternal common stock outstanding immediately prior to the Effective Time (excluding shares held by GTx, Merger Sub or Oncternal and dissenting shares) will be converted solely into the right to receive a number of shares of GTx’s common stock (the “Shares”) equal to the exchange ratio described below, (ii) each outstanding Oncternal stock option will be assumed by GTx, and (iii) each outstanding Oncternal warrant will be assumed by GTx.

Under the exchange ratio formula in the Merger Agreement, the former Oncternal stockholders immediately before the Merger are expected to own approximately 75% of the outstanding capital stock of GTx, and the stockholders of GTx immediately before the Merger are expected to own approximately 25% of the outstanding capital stock of GTx, subject to certain assumptions. The exchange ratio formula excludes Oncternal’s outstanding stock options and warrants and GTx’s outstanding stock options, and warrants.  To the extent Oncternal’s outstanding stock options or warrants are exercised in the future, it will result in further dilution to GTx’s stockholders.

Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted upward or downward based on cash levels of the respective companies at the closing of the Merger (the “Closing”).

Following the Closing, James Breitmeyer will serve as GTx’s Chief Executive Officer, Richard Vincent will serve as GTx’s Chief Financial Officer, and Lauren Otsuki will serve as GTx’s Chief Operating Officer. Additionally, following the Closing, the board of directors of GTx (the “GTx Board”) will consist of nine directors, including two designees of GTx, and is expected to be comprised of David Hale, James Breitmeyer, Yanjun Liu, Xin Nakanishi, Michael Carter (GTx nominee), Robert Wills (GTx nominee), Charles Theuer, William LaRue and a director to be designated by Oncternal.

The Merger Agreement contains customary representations, warranties and covenants made by GTx and Oncternal, including covenants relating to obtaining the requisite approvals of the stockholders of GTx and Oncternal, indemnification of directors and officers, GTx’s and Oncternal’s conduct of their respective businesses between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, GTx will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will contain a prospectus and a proxy statement, and will seek the approval of GTx’s stockholders with respect to certain actions, including the following (collectively, the “GTx Stockholder Matters”):

•                  the Merger Agreement, including the issuance of shares of GTx common stock to the Oncternal’s stockholders in connection with the transactions contemplated by the Merger Agreement;

•                  the amendment of GTx’s restated certificate of incorporation to effect a reverse split of all outstanding shares of GTx’s common stock at a reverse stock split ratio as mutually agreed to by GTx and Oncternal;

•                  the change of control of GTx resulting from the Merger pursuant to pertinent Nasdaq rules; and

•                  a new equity incentive plan.

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders (including stockholder approval from one of Oncternal’s significant stockholders, Shanghai Pharmaceutical (USA) Inc., which holds all of the outstanding shares of one series of Oncternal’s preferred stock that must approve the transactions contemplated by the Merger Agreement), (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, and (v) the listing of the Shares on the Nasdaq Capital Market.

The Merger Agreement also includes termination provisions for both GTx and Oncternal. In connection with a termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee ranging between $500,000 to $2,000,000.

Contingent Value Rights Agreement

At the Effective Time, GTx, Marc Hanover, as representative of the GTx stockholders prior to the Effective Time, and Computershare Inc., as the Rights Agent, will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, for each share of GTx common stock held, GTx stockholders of record as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) entitling such holders to receive in the aggregate 50% of any net proceeds received during the 15-year period after the Closing from the grant, sale or transfer of rights to GTx’s SARD or SARM technology that occurs during the 10-year period after the Closing (or in the 11th year if based on a term sheet approved during the initial 10-year period) and to receive royalties on the sale of any SARD products by the combined company during the 15-year period after the Closing. Under the CVR agreement, Oncternal (as successor in interest to GTx) agreed to use commercially reasonable efforts to develop SARD products and to divest SARM technology, subject to certain limitations.  The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.  The CVR agreement will be effective prior to the Closing and will continue in effect until the payment of all amounts payable thereunder, unless terminated upon termination of the Merger Agreement.

Voting Agreements

In connection with the execution of the Merger Agreement, the executive officers and directors of GTx, and certain other stockholders of GTx entered into voting agreements with Oncternal and GTx relating to the Merger covering approximately 45% of the outstanding capital stock of GTx, as of date of the Merger Agreement (the “GTx Voting Agreements”). GTx Voting Agreements provide, among other things, that the stockholders who are parties to the GTx Voting Agreements will vote all of the shares held by them in favor of GTx Stockholder Matters and against any competing acquisition proposals.  The GTx Voting Agreements also place certain restrictions on the transfer of the shares of GTx held by the respective signatories thereto.

In connection with the execution of the Merger Agreement, certain officers, directors and stockholders of Oncternal entered into voting agreements with GTx and Oncternal covering approximately 42% of the outstanding capital stock of Oncternal as of date of the Merger Agreement (the “Oncternal Voting Agreements,” and together with GTx Voting Agreements, the “Voting Agreements”). One of Oncternal’s significant stockholders, Shanghai Pharmaceutical (USA) Inc., has not entered into an Oncternal Voting Agreement, and Shanghai Pharmaceutical (USA) Inc. holds all of the outstanding shares of one series of Oncternal’s preferred stock that must approve the transactions contemplated by the Merger Agreement.  Oncternal expects it will not receive stockholder approval from Shanghai Pharmaceutical (USA) Inc. until approximately two months after the date of the Merger Agreement. The Oncternal Voting Agreements provide, among other things, that the officers, stockholders and investors party to the Oncternal Voting Agreements will vote all of the shares of Oncternal held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any competing acquisition proposals.  The Oncternal Voting Agreements also place certain restrictions on the transfer of the shares of Oncternal held by the respective signatories thereto.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of GTx and Oncternal entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they accepted certain restrictions on transfers of any shares of GTx’s common stock for the 180-day period following the Effective Time.

The foregoing descriptions of the Merger Agreement, the CVR Agreement, the GTx Voting Agreements, the Oncternal Voting Agreements, and the Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibit 2.1, 2.2, 2.3, 2.4, and 2.5, respectively, to this report and incorporated herein by reference.

The Merger Agreement (and the foregoing description of the Merger Agreement and the transactions contemplated thereby) has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about GTx or Oncternal. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 2.05  Costs Associated with Exit or Disposal Activities.

On March 6, 2019, due to the entry into of the Merger Agreement with Oncternal, the GTx Board committed to reducing its workforce by seven to a total of 11 full-time employees, who will remain with GTx until the Closing to assist with its day-to-day business operations, including continuing its ongoing mechanistic SARD preclinical studies, and those activities necessary to complete the proposed Merger. All employees affected by the workforce reduction will be eligible to receive, among other things, specified severance payments based on the applicable employee’s level and years of service with GTx and the continuation of group health insurance coverage. In addition, the affected employees will also be eligible for full vesting acceleration of their outstanding stock options as well as an extension of the post-termination exercise period for their outstanding stock options.

As a result of the workforce reduction and the prior termination of three employees earlier in the first quarter of 2019, GTx estimates that it will incur total severance-related charges of approximately $1.0 million in the first quarter of 2019 and up to an additional $0.5 million in the second quarter of 2019, assuming the Closing occurs during the second quarter of 2019.  GTx does not expect to record a non-cash charge related to the modification of outstanding stock options in connection with the workforce reduction. The severance-related charges, which are expected to represent cash expenditures that GTx expects to incur in connection with the workforce reduction, are subject to a number of assumptions, and actual results may differ materially. GTx may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the workforce reduction.

Item 3.03  Material Modification to Rights of Security Holders.

The information set forth in Item 5.03 below is incorporated herein by reference

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 6, 2019, the GTx Board amended the GTx, Inc. Amended and Restated Bylaws (the “Bylaws”) by adding a new ARTICLE XVI, SECTION 16.1 to the Bylaws.  New ARTICLE XVI, SECTION 16.1 of the Bylaws provides that unless GTx consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of GTx; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of GTx to GTx or to GTx’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), GTx’s Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of GTx shall be deemed to have notice of and consented to the provisions of this new Bylaw provision.

The Bylaws, as so amended on March 6, 2019, are filed as Exhibit 3.1 hereto and are incorporated herein by reference.

Item 8.01 Other Events.

On March 7, 2019, GTx and Oncternal issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This report and the press release attached hereto as Exhibit 99.1 contain forward-looking statements based upon GTx’s and Oncternal’s current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements  about the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; the possibility that any grant, sale or transfer of rights to SARD or SARM technology or the sale of any SARD or SARM products will occur during the term of the CVR Agreement and that the conditions to payment under the CVRs will be met; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing of the proposed Merger; the future operations of the combined company, including with respect to the continued development of GTx’s SARD technology; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Oncternal having sufficient resources to advance its pipeline; the expected charges and related cash expenditures that GTx expects to incur and not to incur in connection with the workforce reduction reported herein; and other statements that are not historical fact.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of GTx and Oncternal to consummate the proposed Merger; (iii) risks related to GTx’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, GTx stockholders and Oncternal stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of GTx’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with the clinical development and regulatory approval of product candidates such as cirmtuzumab and TK216, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs, including GTx’s SARD program and Onctneral’s CAR-T program; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) the risk that the conditions to payment under the CVRs will be not be met and that the

CVRs may otherwise never deliver any value to GTx stockholders; (xiv) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xv) risks related to the impact of the workforce reduction reported herein on GTx’s business and unanticipated charges not currently contemplated that may occur as a result of the workforce reduction, including that the workforce reduction charges, costs and expenditures may be greater than currently anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in GTx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the SEC, and in other filings that GTx makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus/information statement described below under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. GTx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, GTx and Oncternal intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus, a proxy statement and an information statement. Investors and security holders of GTx and Oncternal are urged to read these materials when they become available because they will contain important information about GTx, Oncternal and the Merger. The proxy statement, prospectus, information statement and other relevant materials (when they become available), and any other documents filed by GTx with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GTx by directing a written request to: GTx, Inc., 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103, Attention: Corporate Secretary.  Investors and security holders are urged to read the proxy statement, prospectus, information statement and other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

GTx and its directors and executive officers and Oncternal and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GTx in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/ prospectus/information statement referred to above. Additional information regarding the directors and executive officers of GTx is also included in GTx’s definitive proxy statement in connection with its 2018 Annual Meeting of Stockholders filed with the SEC on March 23, 2018. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of GTx at the address above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated March 6, 2019, by and among GTx, Oncternal and Merger Sub.

2.2*	Form of CVR Agreement by and between GTx, Marc S. Hanover, as the Holders’ Representative, and Computershare Investor Services, as Rights Agent.

2.3	Form of GTx Voting Agreement, dated March 6, 2019, by and between Oncternal, GTx and each of the parties named in each agreement therein.

2.4	Form of Oncternal Voting Agreement, dated March 6, 2019, by and between GTx, Oncternal and each of the parties named in each agreement therein.

2.5	Form of Lock-Up Agreement, dated March 6, 2019, by each of the parties named in each agreement therein.

3.1	Amended and Restated Bylaws of GTx., as amended on March 6, 2019.

99.1	Joint Press Release of GTx and Oncternal, dated March 7, 2019.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2019	GTx, Inc.

	By:	/s/ Henry Doggrell
	Name:	Henry Doggrell
	Title:	Vice President, Chief Legal Officer and Secretary